UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

Joseph Marinucci, Manager

Prism Data, LLC

c/o Digital Media Solutions Holdings, LLC
4800 140th Avenue N., Suite 101

Clearwater, FL 33762

727.287.0428

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Prism Data, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,958,914
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,958,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of August 7, 2020, as reported in the Form 10-Q filed by the Issuer (as defined below) on August 10, 2020.

1	NAMES OF REPORTING PERSONS Joseph Marinucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,958,914
	9	SOLE DISPOSITIVE POWER 538,912
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,497,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Amendment No. 2 amends the initial Schedule 13D filed jointly by Prism Data, LLC (“Prism”) and Joseph Marinucci (collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020, as amended by Amendment No. 1 filed with the SEC on July 31, 2020, with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”). Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment No. 2. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Within 63 days after the Closing, pursuant to the terms of the Business Combination Agreement and a waiver to the Business Combination Agreement, dated September 13, 2020, by Prism and Clairvest GP Manageco Inc., the Issuer prepared and delivered to Prism and Clairvest Group, Inc. (“Clairvest”) its determination of the Actual Adjustment Amount (as defined in the Business Combination Agreement), which resulted in an amount (such amount, the “Excess Amount”) greater than the estimate that was determined for the Closing. As a result, on October 22, 2020, the Issuer issued additional shares as follows, in each case representing such Seller’s pro rata portion of an amount equal to the Excess Amount divided by an implied value of $10 per equity interest, as applicable: (i) 98,783 shares of Class A Common Stock to Clairvest Equity Partners V Limited Partnership and CEP V Co-Investment Limited Partnership (collectively, the “Blocker Sellers”); (ii) 129,973 shares of Class B Common Stock to Prism; and (iii) 12,421 shares of Class B Common Stock to CEP V-A DMS AIV Limited Partnership (together with each of the Blocker Sellers, the “Clairvest Funds”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of the close of business on August 7, 2020.

Prism and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 57.1% of the 32,293,793 shares of Class A Common Stock outstanding. Shares of Common Stock listed as beneficially owned by Prism exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Prism disclaims beneficial ownership.

Prism may be deemed to beneficially own and share the power to vote an aggregate of 18,958,914 shares of Common Stock, which represents 57.1% of the Common Stock outstanding, consisting of the (i) 18,036,737 shares of Class A Common Stock and (ii) 922,177 Seller Warrants held directly by the Clairvest Funds.

Mr. Marinucci, as manager of Prism, may be deemed to beneficially own and share the power to vote the 18,958,914 shares of Common Stock, which represents 57.1% of the Common Stock outstanding, that is deemed to be beneficially owned by Prism. In addition, Mr. Marinucci has the sole power to dispose of 538,912 shares of Class A Common Stock underlying the same number of warrants to purchase shares of Class A Common Stock, which he holds directly.

(c)          Except for the transactions described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transaction involving shares of Common Stock since the filing of Amendment No. 1.

(d)          No person other than the Clairvest Funds are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

PRISM DATA, LLC

By:	/s/ Joseph Marinucci
Name:	Joseph Marinucci
Title:	Manager

JOSEPH MARINUCCI

By:	/s/ Joseph Marinucci
Name:	Joseph Marinucci